Exhibit (a)(1)

August 31, 2007

Dear MGM MIRAGE Stockholders:

Please be advised that Infinity World Investments LLC (the “Purchaser”), an indirect wholly owned subsidiary of Dubai World, has commenced a tender offer to purchase up to 14,200,000 shares of the common stock, par value $.01 per share, of MGM MIRAGE for $84.00 net per share in cash (the “Offer”). The terms and conditions of the Offer are provided in an Offer to Purchase and the related Letter of Transmittal filed with the Securities and Exchange Commission by the Purchaser on August 24, 2007. We are required, under the rules adopted by the Securities and Exchange Commission, to inform you of MGM MIRAGE’s position, if any, with respect to the Offer. In that regard, the Board of Directors reviewed the proposed Offer in order to determine whether MGM MIRAGE should recommend stockholders accept or reject the Offer, or whether it should express no opinion and remain neutral regarding the Offer. The Board of Directors has, with its legal and financial advisors, carefully considered the matter and has determined to make no recommendation whether stockholders should accept or reject the Offer and to remain neutral. Instead, it believes that each stockholder should review the Offer, consult financial and tax advisors and make an independent determination on the Offer using all available information.

Enclosed with this letter is a copy of our Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”), which has been filed with the Securities and Exchange Commission. We urge you to read the enclosed materials carefully. Although we are not making a recommendation with respect to the Offer, we believe that stockholders should carefully consider the information set forth in Item 4 of the Statement in making their own decision about whether to tender their shares in the Offer.

Very truly yours,

J. Terrence Lanni
Chairman of the Board
and Chief Executive Officer